SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2015

EZCHIP SEMICONDUCTOR LTD.
(Name of Registrant)

1 Hatamar Street, P.O.B. 527, Yokneam 20692, ISRAEL
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

This Form 6-K is being incorporated by reference into the Registrant’s Form F-3 Registration Statements File Nos. 333-163353 and 333-164332 and Form S-8 Registration Statements File Nos. 333-134593, 333-148932, 333-148933. 333-164330, 333-164331, 333-170900, 333-170901 and 333-179491.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EZCHIP SEMICONDUCTOR LTD. (Registrant) By: /s/ Dror Israel —————————————— Dror Israel Chief Financial Officer

Date: January 21, 2015

EZCHIP LOGO

Contact:
Ehud Helft / Kenny Green
GK Investor Relations
ezchip@gkir.com
Tel: (US) 1 646 201 9246

FOR IMMEDIATE RELEASE

EZchip Semiconductor Schedules Fourth Quarter and Full Year
2014 Results Release For Wednesday, February 11, 2015
------
Webcast to discuss results to be held on February 11 at 10:00am ET

Yokneam, Israel, January 21, 2015 -- EZchip Semiconductor Ltd. (NASDAQ: EZCH), a leader in high-performance data-path processing solutions for carrier and data-center networks, today announced that it will be releasing its fourth quarter and full year 2014 results on Wednesday, February 11, 2015 before US markets open.

The Company will be hosting and webcasting a conference call later that same day with analysts and investors at 10:00am Eastern Time (7:00am Pacific Time; 5:00pm Israel Time).

The live webcast will be available from a link in the investor relations section of the Company’s web site at:

http://www.ezchip.com

An archived webcast replay will be available on the web site for a limited period starting from the following day.

            About EZchip

EZchip is a fabless semiconductor company that provides high-performance data-path processing solutions for a wide range of applications for carrier, cloud and data center networks. EZchip’s broad portfolio of solutions scales from a few Gigabits to hundreds of Gigabits-per-second, and includes network processors, multi-core processors, intelligent network adapters, high-performance appliances and a comprehensive software ecosystem. EZchip's processing solutions excel at providing great flexibility and high performance coupled with superior integration and power efficiency. For more information on our company, visit the web site at http://www.ezchip.com.